FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


For the months of May and June 2004

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 AIRPORT ROAD
                      MISSISSAUGA, ONTARIO, CANADA L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F             X         Form 40-F

                          ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                              No          X
                ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT


NO.      DOCUMENT

1. PRESS RELEASE DATED JUNE 16, 2004 - CEDARA SOFTWARE ANNOUNCES PARTNERSHIP WITH MEDIPATTERN CORPORATION

2.       PRESS RELEASE DATED MAY 31, 2004 - CEDARA OPENS NEW OFFICE IN CHINA

3. PRESS RELEASE DATED MAY 25, 2004 -CEDARA PARTNERS WITH SCIENCE NORTH IN DEVELOPING A NEW INTERACTIVE MEDICAL DIAGNOSTIC IMAGING EXHIBIT

4. PRESS RELEASE DATED MAY 19, 2004 - FISCHER IMAGING TO OFFER CEDARA I-READMAMMO(TM) SOFTWARE WITH ITS SENOSCAN(R)DIGITAL MAMMOGRAPHY SCANNING SYSTEM.

5. PRESS RELEASE DATED MAY 18, 2004 - CEDARA RECEIVES FDA CLEARANCE FOR NEW DIGITAL MAMMOGRAPHY WORKSTATION.

6. PRESS RELEASE DATED MAY 13, 2004 - CEDARA FEATURES WEB-BASED MEDICAL IMAGING SOLUTIONS AT SCAR 2004

                                                                   Document 1

                            [Cedara Graphic omitted]

FOR IMMEDIATE RELEASE:

CONTACT:                                                         News Release
Chris Barlow, Director of
Business Development
Cedara Software Corp.
(905) 672-2100 ext. 2230
info@cedara.com


Cedara Software Announces Partnership with
Medipattern Corporation

      o CEDARA TO ASSIST IN COMMERCIALIZATION AND WORLDWIDE DISTRIBUTION OF MEDIPATTERN'S NEW COMPUTER AIDED DIAGNOSIS (CAD) SOFTWARE FOR BREAST ULTRASOUND IMAGING

      o ECONOMICAL NEW WEAPON FOR MORE ACCURATE DIAGNOSIS OF BREAST CANCER WHICH COULD ALSO REDUCE THE NEED FOR PAINFUL AND COSTLY BIOPSIES

      o  CEDARA TO ALSO HAVE SMALL EQUITY STAKE IN MEDIPATTERN

TORONTO, June 16, 2004 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF) a leading independent developer of medical software technologies for the global healthcare market, today announced a strategic partnership with Medipattern Corporation.

Under the terms of the partnership agreement Cedara will be the exclusive global channel for Medipattern's breast ultrasound computer aided diagnosis
(CAD) and detection technology. Cedara will use its extensive industry contacts to promote and market this technology to medical imaging companies worldwide. Cedara will also integrate Medipattern's CAD technology into its existing families of mammography and ultrasound products and will market these directly with end-users such as hospitals, imaging centres, radiologists and physicians.

The companies will work together in completing and commercializing the technology. In particular, Cedara will assist with marketing and product management; validation and engineering; regulatory management; technical authoring and hot-line support services. Cedara will also have a small equity stake in Medipattern.

"Cedara has the ability to take Medipattern's CAD technology and form a set of compelling solutions for breast ultrasound that have the potential to transform the breast imaging landscape," said Jeff Collins, CEO of Medipattern Corporation. "Cedara also has the contacts and relationships to get this technology in front of every major ultrasound manufacturer and mammography company. Given Cedara's history and credentials with original equipment manufacturers (OEMs) we expect that market interest will be strong."

The partnership with Medipattern is another success of Cedara's Technology Partnership Program, announced in November 2003 as a mechanism for the selection of innovative companies and technologies, and their promotion and distribution through Cedara's worldwide channels. Cedara Software recently announced United States FDA clearance of its Cedara I-ReadMammo (TM) mammography workstation, one of the first products that Cedara plans to enhance with Medipattern's new CAD technology.

"Cedara Software has a unique position in the medical imaging community," said Abe Schwartz Cedara's President and CEO. "We are independent, well-connected and respected as a committed partner and technology leader. This makes Cedara a tremendous launch vehicle for Medipattern's technology and success - a success in which we will all share."

For more information on Cedara Software, please visit the Cedara Website at www.cedara.com or contact:

Chris Barlow                                  Jeff Collins
Director of Business Development              Chief Executive Officer
Cedara Software Corp.,                        Medipattern Corporation
(905) 672-2100 ext. 2230.                     (416) 744-0009 ext. 224
Email: info@cedara.com.                       Email: jcollins@medipattern.com

For investor-related inquiries, please contact:

Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com


ABOUT MEDIPATTERN CORPORATION:
The Medipattern Corporation, a private company located in Toronto, develops Computer Aided Diagnostic (CAD) software applications for medical imaging. Medipattern's flagship product, B-CAD, is a software platform capable of applying knowledge to digital images. It assists radiologists in their efforts to distinguish between benign and malignant lesions in ultrasound images of the breast.


ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.


Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                   Document 2

                            [Cedara Graphic omitted]


FOR IMMEDIATE RELEASE:

CONTACT:                                                        News Release
Michelle Pommells, Director Product
Communications
Cedara Software Corp.
(905) 672-2100 ext. 2356
info@cedara.com

Cedara Opens New Office in China


SHANGHAI, China, May 31st, 2004 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, today announced it has opened a new office in Shanghai to better serve its existing customers and successfully pursue new business opportunities in China.

Cedara's Picture Archiving and Communications System (PACS) products are already sold by some of the country's leading medical equipment manufacturers. The opening of a Chinese office is another step towards Cedara establishing a larger presence in the region.

"China presents a great market opportunity for Cedara. Opening an office in China gives us a direct presence on the mainland and an excellent opportunity for growth in the Asia-Pacific region," said Abe Schwartz, Cedara's President and CEO. "We believe that Cedara's vast medical imaging software solutions can help to improve the delivery of healthcare for the people of China."

The new office, located in the prestigious Pudong Software Park, is run by Mr. Minglin Li, Cedara General Manager, Greater China. It will provide local sales, support and training to Cedara's Chinese customer base as well as customers in the Asia-Pacific region, enabling it to work more closely with clients and hospitals in the area. The office will also be staffed to offer engineering services to customers as well as perform research and development on Cedara products.

 "We chose Shanghai as our base in China because of its central location, ease of access to existing customers, links with foreign companies and the availability of skilled engineers," Li said. " We can now provide a quicker response for our customers in China and in the Asia-Pacific region because we are in such close proximity to them. Localized products and services will make Cedara more competitive in the large Chinese market and provide better service to users," he stated.

"The opening of the Shanghai office is an important milestone for Cedara's business in China. As a partner, Cedara has always been a great help to our business. Now with their local presence, we have a much better chance of enhancing our success in the Chinese market by leveraging Cedara's remarkable technology," said Mr. Yaokang Chen, General Manager of Shanghai Medical Equipment Works Co., Ltd.

"We are very pleased to have Cedara as an international technology leader in our high tech development zone. Their medical industry software experience will enrich the overall technology environment in this area, and will help China catch up with the most advanced medical imaging technology in the world," said Mr. Ao Zhang, Vice Chairman of the Science & Technology Commission, Shanghai Municipality.

For more information about Cedara Software, visit www.cedara.com

For more information about Cedara China, contact:

Minglin Li, Cedara General Manager, Greater China
Suite 1411
498 GuoShouJing Road
Pudong Software Park
Shanghai 201203

Tel: 86-21-5027-0600
Fax: 86-21-5027-0382

Email: info@cedara.com.


For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com



ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara's advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography
(CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.



Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                   Document 3

                            [Cedara Graphic omitted]


FOR IMMEDIATE RELEASE:

CONTACT:                                                         News Release
Michelle Pommells, Director Product Communications
Cedara Software Corp.
(905) 672-2100 ext. 2356
info@cedara.com

Cedara Partners with Science North in Developing a New Interactive Medical Diagnostic Imaging Exhibit


TORONTO, May 25, 2004 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, announced today it has partnered with Science North in the creation of a new medical diagnostic imaging exhibit.

Science North is a government of Ontario Ministry of Culture agency that is internationally recognized as one of Canada's leading science centres. One of Northern Ontario's most popular tourist attractions, Science North's new Human Machine exhibit is intended to educate the general public about the human body, inviting children and their families to discover how patient images can help Doctors identify medical problems.

Cedara has contributed two diagnostic medical imaging components to the Human Machine exhibit. The first component lets the general public act like Doctors. The patient describes different ailments, such as a sore back or stomach pain and the "doctor" orders tests using Magnetic Resonance Imaging (MRI), Computerized Axial Tomography (CAT), Ultrasound, or another major diagnostic imaging modality. Cedara images show what the tests reveal and the interactive video explains the diagnosis. The second component is a self-paced; multiple-choice quiz that challenges participants to examine real images and then select the appropriate answer. This fun quiz can be accessed on Cedara's web site at www.cedara.com.

"Our Human Machine exhibit is a big hit with families. It's great fun providing plenty of hands-on activities for everyone. The excellent quality of the images and realistic clinical scenarios provided by Cedara helps make this a must-see exhibit," said Jennifer Pink, Senior Scientist for Science North.

"Cedara enjoyed the opportunity to work with Science North on creating such an exciting new exhibit. The Human Machine exhibit provides a cool way for us to take some of the mystery out of what Doctor's do and gives the general public a better appreciation of what is involved in medical imaging," said George Keramidopulos, Cedara's Director of Business Development.

The Human Machine exhibit at Science North in Sudbury, Ontario is now on display in the Special Exhibits Hall until September 6, 2004, and expects to attract thousands of visitors over the ensuing months. Following this, the exhibit will be moved to a permanent gallery in the science centre. Science North is also exploring the possibility of packaging the exhibit so that it can be shown at other science centres throughout the world.

For more information about Cedara, visit the Cedara website at www.cedara.com or contact:

Michelle Pommells, Cedara Software Corp.,
(905) 672-2100 ext. 2356.
Email: info@cedara.com.

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com




ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara's advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography
(CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.


ABOUT SCIENCE NORTH

Science North, located in Sudbury, Ontario, Canada is celebrating its 20th year as a world leader in science education and communication. Science North's attractions include the Science Centre, a 200-seat IMAX Theatre, a Virtual Voyages adventure ride, and Dynamic Earth, a new earth sciences centre. Over the past five years, Science North has established itself as a leading developer of interactive exhibits for museums and science centres worldwide.




Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                   Document 4

                            [Cedara Graphic omitted]


FOR IMMEDIATE RELEASE:

CONTACT:                                                         News Release
Michelle Pommells, Director Product  Communications
Cedara Software Corp.
(905) 672-2100 ext. 2356
info@cedara.com


Fischer Imaging to Offer Cedara I-ReadMammo(TM)Software with its SenoScan(R) Digital Mammography Scanning System


Fischer Imaging Corporation (FIMG:PK) and Cedara Software Corp.
(TSX:CDE/OTCBB:CDSWF) today announced that they have entered into a cooperative sales, marketing and support agreement to integrate a customized version of Cedara's new Cedara I-ReadMammo(TM) workstation software with Fischer's SenoScan(R) digital mammography scanning system.

I-ReadMammo is a dedicated mammography workstation software system and an extension of Cedara's well-regarded Cedara I-SoftView(TM) PACS multi-modality workstation. This partnership expands the family of softcopy workstations offered by Fischer. In addition to its current workstation, Fischer will now offer its customers the I-ReadMammo-based SenoView dedicated mammography softcopy workstation. For more advanced applications, where multi-modality image display and review are required, Fischer will offer the SenoView Plus, combining both the I-ReadMammo and I-SoftView Cedara software.

Together, they allow radiologists to compare SenoScan digital images with other modality images, such as ultrasound, nuclear medicine and MRIs. The net result is the ability to deliver improved workflow and reading efficiency compared with traditional film screen mammography systems.

"A key goal in our drive to become the leader in women's healthcare is to provide both the most effective and the easiest-to-use systems on the market," said Harris Ravine, Fischer Imaging president and CEO. "In consideration of our immediate and long term workstation requirements, we chose Cedara because of their expertise in the area of PACS software design and their knowledge of workflow. Given Fischer's core competency in digital mammography, the relationship made perfect sense. Partnering with Cedara enables us to offer the radiologist outstanding softcopy workstation workflow capabilities that will improve their productivity and enhance patient care."

"We are delighted to be working with Fischer, a pioneer and leader in the field of digital mammography," said Abe Schwartz, Cedara president and CEO. "We believe our superior workflow technology combined with Fischer's innovative digital mammography systems make for a winning combination." About Cedara Software

Headquartered in Toronto, Canada, Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara's advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture

Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography (CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy. For more information, visit www.cedara.com.

About Fischer Imaging

Fischer Imaging Corporation designs, manufactures and markets medical imaging systems for the screening and diagnosis of disease. The company focuses on women's health, particularly the diagnosis and screening of breast cancer through the application of innovative digital imaging technologies. Fischer Imaging began producing general-purpose x-ray imaging systems in 1910 and is the oldest manufacturer of x-ray imaging devices in the United States. For more information, visit www.fischerimaging.com.

For more information about Cedara, visit the Cedara website at www.cedara.com or contact:

Michelle Pommells, Cedara Software Corp.,
(905) 672-2100 ext. 2356.
Email: info@cedara.com.

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com

ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara's advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography
(CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                   Document 5

                            [Cedara Graphic omitted]


FOR IMMEDIATE RELEASE:

CONTACT:                                                          News Release
Michelle Pommells,
Director Product  Communications
Cedara Software Corp.
(905) 672-2100 ext. 2356 info@cedara.com

Cedara Receives FDA Clearance
for New Digital Mammography Workstation

o ELIMINATES THE NEED TO SWITCH BETWEEN DIFFERENT WORKSTATIONS BY SUPPORTING MAMMOGRAPHY SYSTEMS FROM MULTIPLE VENDORS ON A SINGLE WORKSTATION

o     SAVES READING TIME ALLOWING RADIOLOGISTS TO VIEW IMAGES FROM MULTIPLE
      MODALITIES

o EASILY INTEGRATES WITH CEDARA'S FILM DIGITIZING APPLICATION FOR VIEWING OLD FILM IMAGES WITH NEW DIGITAL IMAGES


TORONTO, May 18, 2004 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF), a leading independent developer of medical software technologies for the global healthcare market, today announced that it has received U.S. Food and Drug Administration (FDA) 510(k) clearance for Cedara I-ReadMammo(TM), its new mammography reading workstation for diagnosis and screening.

There has been a surge in the use of digital mammography which is expected to play a major role in mammography screening. It is estimated that only a small percentage of the current mammography installed base is digital, which represents a huge growth opportunity. FDA clearance allows Cedara to sell I-ReadMammo into the US, which currently is the largest market for mammography, and one of the fastest growing digital mammography markets in the world.

"We are very excited about offering the Cedara I-ReadMammo solution in the United States, which tragically has one of the highest breast cancer rates in the world. We believe this product can make a big difference in the fight against breast cancer by advancing the way radiologists work," said Sabrina Cannistraro, Cedara Segment Manager for Women's Health.

Tests of the Cedara I-ReadMammo workstation have been performed in cooperation with a number of mammography centers around the world, including the Elizabeth Wende Breast Clinic in the USA, Lund University Hospital in Sweden, and Burlington Ultrasound and Radiology Clinic in Canada.

"The Cedara I-ReadMammo soft copy review workstation is user friendly and remarkably versatile. The options for image display and worklist manipulation are well thought out even for the busiest of women's health practices," stated Margarita L. Zuley, M.D. from The Elizabeth Wende Breast Clinic, well known in the industry as one of the first women's centers of its kind.

Having the ability to read images from mammography systems from multiple vendor FFDM (Full Field Digital Mammography) products on a single I-ReadMammo workstation is a real advantage to busy radiologists who presently have to keep switching between multiple systems.

In addition to traditional x-ray images, Ultrasound and MRI are becoming more prevalent in breast cancer diagnosis. Having a multi-modality mammography workstation, like Cedara I-ReadMammo, that handles not only X-ray mammography images, but also all other relevant modalities is critical.

Mammography centers transitioning to digital imaging still need to view prior images on film. This makes it difficult for radiologists to compare prior images with new digital images because they can no longer be placed side-by-side. Cedara I-ReadMammo is the only workstation that integrates easily with a film digitizing application allowing radiologists to view current and prior images in a single format on a single workstation.

"Cedara spent nearly two years talking with radiologists to understand the mammography workflow before building the Cedara I-ReadMammo workstation," said Dr. Bruce Davey, Cedara Director of Medical Applications. "From the enthusiastic response of radiologists, it's a very hot product," Davey said. "It's definitely the most optimized solution for viewing digital mammography images on the market."

The FDA cleared workstation is part of Cedara's complete Picture Archiving and Communication System (PACS) solution enabling Mammography departments to easily share information with the rest of Radiology.

For more information about Cedara I-ReadMammo, visit the Cedara Website at www.cedara.com or contact:


Michelle Pommells, Cedara Software Corp.,
(905) 672-2100 ext. 2356.
Email: info@cedara.com.

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com




ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara's advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography
(CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.



Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                                                   Document 6

                            [Cedara Graphic omitted]


FOR IMMEDIATE RELEASE:

CONTACT:                                                         News Release
Michelle Pommells, Director Product Communications
Cedara Software Corp.
(905) 672-2100 ext. 2356
info@cedara.com


        CEDARA FEATURES WEB-BASED MEDICAL IMAGING SOLUTIONS AT SCAR 2004


o SOCIETY FOR COMPUTER APPLICATIONS IN RADIOLOGY (SCAR) 2004 IS THE IDEAL SETTING TO SHOWCASE CEDARA SOLUTIONS FOR REMOTE TELERADIOLOGY VIEWING, EFFICIENT HANDLING OF LARGE MULTI-SLICE CT DATA VOLUMES, MULTI-MODALITY DIGITAL MAMMOGRAPHY SCREENING, ORTHOPEDIC PLANNING, AND AUTOMATIC 3D SEGMENTATION


TORONTO, May 13, 2004 -- Cedara Software Corp. (TSX:CDE/OTCBB:CDSWF) a leading independent developer of medical software technologies for the global healthcare market announced plans to present its latest Web imaging solutions at the 2004 Society for Computer Applications in Radiology 21st annual meeting on May 20th in Vancouver, British Columbia, Canada.

Held at the Vancouver Convention and Exhibition Center, Vancouver, Canada, May 20 - 23, SCAR is the leading technology conference for radiology professionals. The symposium attracts radiologists, radiology business managers and imaging center professionals, among others.

Cedara will present a host of web-ready products during the annual event, including its latest Web PACS solutions for remote radiology viewing in addition to an array of clinical applications that integrate seamlessly with its PACS (Picture Archiving and Communications System) workstation. By integrating clinical packages, Cedara increases the usefulness of PACS. Radiologists and other specialists can launch Cedara orthopedic planning, digital mammography screening, 3D, and other applications, directly from a single PACS workstation without having to invest in multiple workstations.

"Any hospital or medical device manufacturer interested in the very latest in radiology solutions will want to check out the most unique technology on the market," said Jacques Cornet, Cedara Vice President of Marketing and Operations. "I think they'll be impressed with how our engineers have managed to solve even the most difficult clinical workflow challenges, in ways that aren't available on any other product range," he stated.

Cedara will showcase a number of its latest technologies:

      >> CEDARA I-REPORT CT(TM), a multi-slice CT navigation and reporting workstation for the very largest of multi-slice data sets. Features include reviewing images in stack mode using MPR (Multi-planar Reformat), MIP (Minimum Intensity Projection), and volume rendering modes, which greatly improves radiologist's ability to navigate large data volumes.

      >> CEDARA I-READMAMMO(TM), a multi-modality digital mammography workstation with state-of-the art performance for improving mammography workflow. Features include automating the presentation procedure and review process for current and prior mammography images to save critical reading time.

      >> CEDARA ORTHOWORKS(TM), a complete orthopedic treatment and digital planning solution that provides orthopedists the digital tools they need to accurately plan treatment and surgery and reduce the support costs of adding new implant templates. OrthoWorks integrates with Cedara I-Acquire to support image acquisition from all orthopedic modalities, including CT, MRI, CR, DR and film digitizers, and uses Web Server software to enable Internet-based orthopedic planning.

      >> CEDARA'S NEW TISSUE TYPE SEGMENTATION SOFTWARE provides fully automatic and semi-automatic identification of tissue structures and organs for 2D and 3D MRI and CT data. The software can be used to build a variety of clinical applications that require fast, reliable automated analysis of anatomical structures, including cardio vascular structures. The cardiology package goes from MRI data selection to a complete 3D model, in one mouse click. Cedara's Tissue Type Segmentation software can be applied to specific anatomy using Cedara's sophisticated 3D capability and imaging algorithms that can intelligently learn from the data.

Also to be shown at SCAR:

      >> CEDARA I-REACH(TM), a fully diagnostic web PACS that addresses the teleradiology needs of single departments or the entire hospital enterprise. With this system, surgeons, radiologists, specialists, and physicians can access patient information and images from anywhere in a hospital, or external health network, over the Internet.

      >> CEDARA I-CONFERENCE(TM), Cedara's innovative new clinical consultation application that streamlines the preparation of clinical presentations, is also being featured by Barco this year, as part of its SCAR 2004 DICOM Theatre(R) display, the world's first medical grade large screen projection system. Barco designs and develops solutions for large screen visualization, display solutions for life-critical applications, and systems for visual inspection.


For more information on these products, visit Cedara at the Society for Computer Applications in Radiology 21st annual meeting, May 20 - 23, booth 724, at the Vancouver Convention and Exhibition Center, Vancouver, British Columbia, Canada.

For information about Cedara's complete range of medical imaging products, visit the Cedara website at www.cedara.com. Or contact:

Michelle Pommells, Cedara Software Corp.
(905) 672-2100 ext. 2356
Email: info@cedara.com

For investor-related inquiries, contact:
Brian Pedlar, Chief Financial Officer and Corporate Secretary
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com

ABOUT CEDARA SOFTWARE:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara's advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography
(CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.



Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

All trademarks appearing in this release are the property of Cedara Software
Corp.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 28, 2004


                                                     CEDARA SOFTWARE CORP.




                                                     By:   /s/ Brian Pedlar
                                                         --------------------
                                                     Brian Pedlar
                                                     Chief Financial Officer